CORNERSTONE TOTAL RETURN FUND, INC.
                     CORNERSTONE STRATEGIC VALUE FUND, INC.
                               383 Madison Avenue
                            New York, New York 10179
                                 (212) 272-2889

May 10, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of Rule 17g-l(g)(l) of the Investment Company Act of 1940 as amended (the "1940 Act"), I enclose herewith the following:

1. a copy of the joint fidelity bond for the following Funds (attached as EX99-1):

      * Cornerstone Total Return Fund, Inc.  (File No. 811-02363)
      * Cornerstone Strategic Value Fund, Inc. (File No. 811-05150) (hereafter defined as the "Fund" or collectively the "Funds")

2. certified copy of a resolution of a majority of the Boards of Directors who are not "interested persons" of each Fund approving the amount, type, form and coverage of the bond and the premium paid (attached as EX99-2);

3. a statement showing the amount of the single insured bonds which the Funds would have provided and maintained had they not been named as the insured under a joint insured bond (see EX99-3);

4. a copy of the binder agreement stating the effective date of the bond as well as the limit of coverage (attached as EX99-4);

5. a statement setting forth the period for which the premium has been paid (attached as EX99-5); and

6. a copy of each agreement between each Fund entered into pursuant to an agreement of the joint insured (attached as EX99-6).

Very truly yours,

/s/ Jodi Levine
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Jodi Levine
Treasurer

Enclosures